3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

RECEIVED

2007 NOV 20 P 4: 34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 16, 2007
Our ref. No. PI 163

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate F
Mail Stop 3-7
Washington, D.C. 20549

07028169

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Announces Summary Merger of Consolidated Subsidiary**
- **Announcement of Commencement of Tender Offer for Shares of Kinsho Corporation (Listed Subsidiary of Tender Offerer)**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

PROCESSED
NOV 26 2007
THOMSON FINANCIAL

11/21

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on November 16, 2007

Mitsubishi Corporation Announces Summary Merger of Consolidated Subsidiary

Mitsubishi Corporation (MC) has announced that the Board of Directors today decided to merge consolidated subsidiary MEC Holdings Co., Ltd., as detailed below.

1. Aim of Merger

Mitsubishi Corporation owns and manages energy business-related assets through consolidated subsidiary MEC Holdings. However, MC has decided to absorb this company and directly manage these assets from the standpoint of integrating management.

2. Overview of the Merger

(1) Schedule

Board of Directors meeting approving merger agreement: November 16, 2007

Shareholder meetings approving merger agreement:

Mitsubishi Corporation:

No meeting will be held as this is a summary merger (*kani gappei*) prescribed by Article 796-3 of the Company Law of Japan.

MEC Holdings Co., Ltd.

No meeting will be held as this is a short-form merger (*ryakushiki gappei*) prescribed by Article 784-1 of the Company Law of Japan.

Conclusion of merger agreement: November 16, 2007

Merger date: December 25, 2007

Merger registration: December 2007 (planned)

(2) Merger Method

MC will use the absorption-type merger method as the surviving company and MEC Holdings will be dissolved. No new shares will be issued because MEC Holdings is wholly owned by MC.

(3) Issue of Stock Acquisition Rights by Company Being Dissolved

The company to be dissolved has not issued any stock acquisition rights or stock acquisition rights of bonds with acquisition rights.

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
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3. Profiles of the Merging Companies

(1) Company	Mitsubishi Corporation (As of September 30, 2007)	MEC Holdings Co., Ltd. (As of September 30, 2007)
(2) Business Activities	General trading company	Acquisition, holding, sale and management of marketable securities
(3) Date Established	April 1, 1950	November 15, 1999
(4) Head Office	3-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo	3-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo
(5) President and CEO	Yorihiko Kojima	Hisanori Yoshimura
(6) Common Stock	201,251 million yen	100 million yen
(7) Shares of Common Stock Issued	1,693,331,651	2,000
(8) Net Assets	3,124,460 million yen (consolidated)	2,012 million yen (non-consolidated)
(9) Total Assets	12,329,294 million yen (consolidated)	4,425 million yen (non-consolidated)
(10) Fiscal Year-end	March 31	March 31
(11) Leading Shareholder and Shareholding	Japan Trustee Services Bank, Ltd. (6.00%)	Mitsubishi Corporation (100%)

4. Post-merger Status

(1) Company: Mitsubishi Corporation
(2) Business Activities: General trading company
(3) Head Office: 3-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo
(4) President and CEO: Yorihiko Kojima
(5) Common Stock: 201,251 million yen
(6) Fiscal Year-end: March 31
(7) Effect of Merger on Operating Results: This merger will have a negligible effect on Mitsubishi Corporation's operating results.

###

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
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[TRANSLATION]

November 16, 2007

To whom it may concern:

Company Name:	Mitsubishi Corporation
Representative:	Yorihiko Kojima
	Representative Director, President & CEO
Code Number:	8058
Address of Head Office:	2-3-1, Marunouchi, Chiyoda-ku, Tokyo
Contact:	Yusuke Uchimura
	Corporate Communication, Press Relations team leader
	(Tel: 03-3210-2172)

ANNOUNCEMENT OF COMMENCEMENT OF TENDER OFFER FOR SHARES OF KINSHO CORPORATION (LISTED SUBSIDIARY OF TENDER OFFEROR)

At a meeting of the Board of Directors held on November 16, 2007, Mitsubishi Corporation (hereinafter the "Company" or the "Tender Offeror") resolved that it will acquire shares of Kinsho Corporation (Code Number: 8064, First Section of the Tokyo Stock Exchange, hereinafter the "Target") by means of a tender offer (hereinafter the "Tender Offer") and hereby notifies you of the following.

1. Purpose of Tender Offer, Etc.

1) Outline of the Tender Offer

As of September 30, 2007, the Target is a consolidated subsidiary of the Company by virtue of its holding of 51.00% (rounded to two decimal points) of the Target's total issued and outstanding shares. The Company will make the Tender Offer to acquire all the issued shares in the Target (excluding the shares in the Target held by the Company and the treasury shares held by the Target; hereinafter the same).

2) Decision Making Process for the Launch of the Tender Offer

Under the medium-term management plan entitled "INNOVATION 2007," the Company has been steadily implementing measures, including the reinforcement of its operating bases and the active investment in promising business fields, aimed at achieving medium-to-long-term sustained growth, for the Company to be able to capture waves of changes in the external environment and in the times and thus to "open pathways to the future."

In the non-ferrous metals field, the Company has developed its businesses by focusing on "logistics" and "investments," and is committed to create values through the establishment of an integrated value chain for non-ferrous metals such as copper, aluminum and other precious metals, covering from upstream raw materials to downstream products.

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
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The Target is a trading company, specialized in metals, comprising of the Non-Ferrous Metals Division, the Steel Division and the Logistics Division. It was founded in 1947 and had its shares listed on the First Section of the Tokyo Stock Exchange and the Osaka Securities Exchange in 1961. In the last fiscal year, the Target successfully put through a plan entitled "Strengthening the Earning Base: Three-year Management Plan". This year, the Target established a "Three-year Management Plan for Growth" and addressed further business expansion and profit growth with the aim of becoming a "first-class integrated metals trading company with global operations based on its expertise in technologies". In August 2006, in accord between the direction of the Target's growth strategies and that of the Company's strategies for the non-ferrous metals field, the Target increased its capital through the third-party allocation of new shares to the Company and became one of its subsidiaries. The Company and the Target subsequently deliberated on the feasibility of a business alliance and partnership, as a result of which the Company transferred, in May 2007, part of the businesses of MC Non-Ferrous Metal Products Co., Ltd. and Mitsubishi Shoji Light Metal Sales Corporation, two of its subsidiaries, to the Target with the aim of further strengthening the Target's operating base.

The recent circumstances surrounding the non-ferrous metals industry have significantly changed. Upstream, resources majors are pursuing mergers and integration globally, and highly competitive and profitable mega corporations have intensified their oligopolistic control. On the other hand, as compared with the situation upstream, in the midstream and downstream areas where the Target operates its businesses, oligopolistic dominance has not been so visible both within the country and abroad. In the near future these areas are believed to experience major changes in their surroundings, including the exit of small and weak companies and an industry-wide reorganization.
We therefore believe that it will become increasingly important to strengthen our competitiveness through an active quest for business alliances and partnerships in order to expand and reinforce our businesses in the midstream and downstream areas of the non-ferrous industry to take advantage of such likely future changes and business opportunities.
Given these circumstances, we have decided to make the Target into a wholly owned subsidiary of the Company through the Tender Offer, aiming at further investing management resources while avoiding the outflow of profits, and seeking to enhance our corporate governance as well as to create a flexible and efficient consolidated management. We plan to increase investment of the Mitsubishi Corporation Group's management resources into the Target and promote agile business alliances and other partnerships with entities outside of the Group in the future.
Along with the globalization of their customers' activities and sophistication of their customers' needs, trading companies have been required to fulfill multiple functions, including the capability to respond to their customers' challenges and offer solutions. In addition, the establishment of systems to support the global expansion of customers has become increasingly important.

The Group as a whole intends to further reinforce its revenue base and corporate values while enhancing potential synergetic effects by combination the strengths of the two companies: the Target's strength in marketing and its ability to make technical

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proposals to customers, and the Company's overseas networks, its capability to procure non-ferrous raw materials and know-how for developing business in overseas markets, among others.

We are confident that by becoming a wholly-owned subsidiary of the Company, the Target will gain an excellent opportunity to strengthen its competitive edge under circumstances that should facilitate the efficient and agile management of its business through the securing of resources for implementing future growth strategies, more advanced utilization of the Company's domestic and overseas networks and other management resources.

3) Measures to Ensure Fairness of Tender Offer Price and Measures to Avoid Conflict of Interest

In order to secure the fairness of the Tender Offer Price, when determining such Tender Offer Price, the Company obtained on November 15, 2007 the Valuation Report compiled by the Company's financial advisor, KPMG FAS Co., Ltd. (hereinafter "KPMG FAS"), a third party appraiser independent from both the Company and the Target, and referred to its opinion therein.

The valuation of the shares of the Target was conducted by KPMG FAS using the following methods: the discounted cash flow method (hereinafter the "DCF method"), the comparison of similar companies method, and the average market price method. The price range per share of the Target's common stock calculated by each method is as follows:

(i) DCF method:	392 yen to 447 yen
(ii) Comparison of similar companies method:	272 yen to 328 yen
(iii) Average market price method:	335 yen to 343 yen

(i) Under the DCF method, the equity value or the enterprise value of the Target is calculated by discounting the Target's free cash flow at a given discount rate on the basis of various factors such as the Target's earnings forecasts and its investment plans. As a result, the equity value per share falls within the range of 392 yen to 447 yen.

(ii) Under the comparison of similar companies method, the Target's equity value per share is calculated by comparing the market share price and financial indicators such as profitability of other listed companies engaged in business segments similar to those the Target is engaged in. As a result, the equity value per share falls within the range of 272 yen to 328 yen.

(iii) Under the average market price method, the Target's equity value per share is calculated based on the average closing prices for the Target's share on the First Section of the Tokyo Stock Exchange Group Inc. (hereinafter, "Tokyo Stock Exchange") over the last 1 and the last 3 months, as well as the closing price on the November 14, 2007 base date. As a result, the equity value per share falls within the range of 335 yen to 343 yen.

The Company performed a comparative study of the share valuations obtained by the DCF method, the comparison of similar companies method and the average market price method mentioned above. As a result of this study and considering that the

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
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Company is thoroughly familiar with the Target's operations as it is a directly-owned subsidiary of the Company, that the Company conducted management interviews where the profitability of the Target was discussed and analyzed, and that the market price of the Target's share has recently been undervalued, the Company decided that the share valuation obtained by the DCF method, which considers the Target's earnings capacity in the future, should be taken into consideration.

Further, given that the purpose of this Tender Offer is to acquire any and all of the Target's issued shares, the Company deemed appropriate to add a certain amount of premium to the Target's market share price, referring to premiums paid in similar transactions. In addition, the Company considered the expected synergy effects from making the Target a wholly owned subsidiary, whether or not the Target's Board of Directors would agree to the Tender Offer, the results of discussions and negotiations with the Target, and the likelihood of a successful completion of the Tender Offer. Finally, at the meeting of the Board of Directors of the Company held on November 16, 2007, the Company decided that the fair Tender Offer Price shall be 440 yen.

The Tender Offer Price under this Tender Offer represents a premium of approximately 28.26% (rounded to two decimal points) on the 343 yen simple average (rounded to the whole number) of closing prices of the Target's share on the First Section of the Tokyo Stock Exchange for the last month, ending November 15, 2007, a premium of approximately 28.70% (rounded to two decimal points) on the 342 yen simple average (rounded to the whole number) of closing prices of the Target's share on the First Section of the Tokyo Stock Exchange for the last 3 months, ending November 15, 2007, and a premium of approximately 25.71% (rounded to two decimal points) on the 350 yen closing price of the Target's share on the First Section of the Tokyo Stock Exchange on November 15, 2007.

Because the Target is a subsidiary of the Company within the meaning of Article 2, Item 3 of the Corporation Act, to avoid any conflict of interests between the Company and the Target, the Company and the Target separately obtained, from a third party appraiser independent from both the Company and the Target, valuation reports regarding the Target's share, and referred to such report to determine the purchase price for the Target's shares or to decide whether or not to agree to the Tender Offer. Please note that the Company and the Target did not obtain a fairness opinion from any third party appraisers.

As mentioned above, the Target, separately from the Company, commissioned Ernst & Young Transaction Advisory Services (hereinafter "E&Y"), a third party appraiser independent from both the Company and the Target, to provide a valuation of its own share price and received the Valuation Report from E&Y on November 15, 2007.

After obtaining legal advice from the legal counsel of the Target, considering the results of the discussions and negotiations with the Company and using the valuation report compiled by E&Y as reference material, the meeting of the Board of Directors of the Target held on November 16, 2007 carefully examined the terms and conditions of the Tender Offer and determined that such terms and conditions are fair and reasonable and, with the unanimous vote of the directors participating in the resolution, agreed to the Tender Offer and resolved that the Target recommend that its shareholders tender their shares in the Tender Offer.

In order to avoid any conflict of interests between the Company and the Target, the following Directors of the Target did not participate in the discussions and resolution on the aforementioned item at the board meeting and did not participate, from the

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Target's side, in the discussions and negotiations between the Company and the Target: Keisuke Hoshino, Hideki Nakagawa, Kunihiko Higashi and Eiji Wakai, each concurrently serving as an employee of the Company, and Masatoshi Tanda and Kiyoshi Nisikawa, both seconded from the Company to the Target.

In addition, by setting a relatively long 33-business-day Tender Offer period, the Company has opened the possibility for other offerors to make tender offers for shares in the Target. There is no agreement between the Company and the Target which would preclude the emergence or execution of tender offers for shares in the Target by other offerors.

4) Prospects after the Tender Offer

The Company has not set any maximum or minimum number of shares to be purchased in this Tender Offer and will purchase all of the shares tendered. The Company intends to make the Target its wholly-owned subsidiary. Therefore, if the Company fails to acquire all of the issued shares in the Target by this Tender Offer, it expects to implement a share exchange (kabushiki-koukan) whereby the Target will become a wholly-owned subsidiary of the Company, subject to consultation with the Target and approval of the Target's shareholders at a general meeting (including a short-form share exchange (ryakushiki-kabushiki-koukan) which does not require the resolution of a general meeting of shareholders of the Target; hereinafter the "Share Exchange").

It is expected that, under the Share Exchange, cash will be delivered to shareholders in consideration for their shares in the Target. It is, however, possible that consideration other than cash will be provided depending, among other factors, upon the Company's shareholding ratio, the status of holdings of shares of the Target by holders other than the Company after the Tender Offer, or the competent authorities' interpretation of related laws and regulations. Although the amount of the money to be delivered in exchange for one share of the Target's stock has not been decided, such amount will be calculated on the basis of the purchase price of the Tender Offer and is expected to be the same as, or to be an amount similar to, the purchase price of the Tender Offer. However, due to the interval between the calculations, depending on various factors such as the Target's business, operational results, financial standing, assets or management, or the prospects thereof, changes in the circumstances surrounding the Target's business, fluctuations in the results of the operations of the Company and of the Target, influences of the stock markets or court judgments, such amount could be larger or smaller than, or equal to the purchase price of the Tender Offer, contrary to the above-mentioned plan. Upon consultation with the Target and as soon as such things are decided, the Company will promptly publish details of the terms and procedures of the Share Exchange.

Shareholders opposing the Share Exchange may have the right to request the Target to repurchase their shares pursuant to Article 785 of the Corporation Act and other related laws and regulations. However, the price of a share for which a claim for repurchase has been made will ultimately be determined by the courts, as a consequence of which such price may differ from the purchase price of the Tender Offer or the value of the asset to be delivered to the shareholder upon the Share Exchange. Under their own responsibility, shareholders exercising their claim for the repurchase of shares will be required to ascertain the appropriate procedures, as well as all other details thereof.

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
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The Share Exchange is expected to be implemented around May 2008. However, the Company may decide not to implement, or change the timing of, the Share Exchange depending, among other factors, on the Company's shareholding ratio or status of holding of shares of the Target by holders other than the Company, each after the Tender Offer, the interpretation or application of laws and regulations related thereto by the relevant authorities, changes in the circumstances surrounding the Target's business, fluctuations in the operating results of the Company and of the Target, or influences of stock markets. Upon consultation with the Target and as soon as it is decided, the Company will promptly publish a specific time schedule and/or other details pertaining to the Share Exchange.

The Tender Offer does not constitute a recommendation to the Target's shareholders as to how they should vote at the general meeting of shareholders expected to be convened in the above-mentioned procedures.

5) Possibility of Delisting and Reason for Delisting

The shares in the Target are currently listed on the First Section of Tokyo Stock Exchange. As mentioned in (2) above, the Tender Offer is conducted to make the Target a wholly-owned subsidiary of the Company and not directly intended to delist the shares in the Target. However, since the Company has not set any maximum number of shares to be purchased under the Tender Offer, subject to the outcome of the Tender Offer, the shares in the Target may be delisted upon completion of the Tender Offer in accordance with the prescribed procedures pursuant to the Tokyo Stock Exchange's standards for delisting of shares due to insufficient liquidity or other factors. After the delisting, share certificates representing shares in the Target may no longer be traded on the Tokyo Stock Exchange. Even in such case, as mentioned in (4) above, the Company plans to implement the Share Exchange and thus, it is expected that the shareholders of the Target who will not tender their shares in the Tender Offer will receive consideration for their shares in the Target through the Share Exchange (Such consideration is planned to be cash equal to the Tender Offer Price or similar amount thereto. Also, the shareholders in the Target who will disagree to the Share Exchange may have a right to require the Target to repurchase their shares pursuant to relevant laws and regulations.). However, please note that as mentioned in (4) above, the Company may decide not to implement, or change the timing of, the Share Exchange. Upon completion of the Tender Offer, even if such standards do not apply, the shares in the Target are still expected to be delisted in accordance with the prescribed procedures pursuant to the Tokyo Stock Exchange's standards for delisting of shares due to the expectation that the Target will become a wholly-owned subsidiary of the Company by means of the Share Exchange.

6) Other Matters

Shareholders should consult with their tax advisors with respect to tax-related matters regarding the receipt of consideration delivered as a result of the Tender Offer, the implementation of each of the procedures for the subsequent Share Exchange, or the sales of shares in the Target by exercising the right to request the Target to repurchase such shares in connection with the implementation of such procedures.

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
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2. Outline of Tender Offer, Etc.

1) Outline of the Target

(i)	Company Name:	Kinsho Corporation
(ii)	Description of Business:	Import, export, domestic trading and logistics of various products
(iii)	Date of Incorporation:	January 25, 1947
(iv)	Address of Head Office:	8-1, Akashi-cho, Chuo-ku, Tokyo
(v)	Name and Title of the Representative:	Hiroshi Takeuchi, Representative Director, President and CEO
(vi)	Capital:	JPY3,143,000,000 (as of March 31, 2007)
(vii)	Major shareholders and Shareholding Ratio:	

	(as of March 31, 2007)
Mitsubishi Corporation	51.00%
Tokio Marine & Nichido Insurance Co., Ltd.	3.87%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.66%
Mitsubishi UFJ Trust and Banking Corporation	2.66%
The Master Trust Bank of Japan, Ltd. (trust account)	2.32%
Japan Securities Finance Co., Ltd.	1.98%
Meiji Yasuda Life Insurance Company	1.69%
Susumu Komaki	1.62%
Goldman Sachs International (Standing Proxy: Goldman Sachs Japan Co., Ltd.)	1.43%
Trust & Custody Services Bank, Ltd. (securities investment trust account)	1.31%

(viii)	Relationships between the Tender Offeror and the Target:	Capital relationship:	The Company holds 51.00% of the total number of issued and outstanding shares in the Target (15,165,000 shares) (as of March 31, 2007).

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Personnel relationship:	The Company has dispatched six Directors and two Part-time Statutory Auditors to the Target. In addition, one Director of the Target worked for the Company until April 2007.
Transaction relationship:	The Target provides the Company with logistics services relating to non-ferrous metals.
Status as a related party:	As a consolidated subsidiary of the Company, the Target is a related party thereof.

(Note) The information under "Outline of the Target" is based on the Target's Annual Securities Report for the 88th Term (filed on June 28, 2007).

2) Tender Offer Period

(a) Initial period, determined at the time of filing:

From Monday, November 19, 2007, through Thursday, January 10, 2008 (i.e. 33 business days).

(b) Possibility of extension of the Tender Offer Period upon request of the Target:

Not applicable.

(c) Person to contact for information regarding the extension of the Tender Offer Period

Not applicable.

3) Tender Offer Price

JPY 440 per share of common stock

4) Basis of Calculation of Tender Offer Price, Etc.

(i) Basis of Calculation:

(a) In order to secure the fairness of the Tender Offer Price, when determining such Tender Offer Price, the Company obtained on November 15, 2007 the Valuation Report compiled by the Company's financial advisor, KPMG FAS, a third party appraiser independent from both the Company and the Target, and referred to its opinion therein.

The valuation of the shares of the Target was conducted by KPMG FAS using the following methods: the DCF method, the comparison of similar companies method, and the average market price method. The price range per share of the Target's common stock calculated by each method is as follows:

①	DCF method:	392 yen to 447 yen
②	Comparison of similar companies method:	272 yen to 328 yen

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
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③ Average market price method: 335 yen to 343 yen

① Under the DCF method, the equity value or the enterprise value of the Target is calculated by discounting the Target's free cash flow at a given discount rate on the basis of various factors such as the Target's earnings forecasts and its investment plans. As a result, the equity value per share falls within the range of 392 yen to 447 yen.

② Under the comparison of similar companies method, the Target's equity value per share is calculated by comparing the market share price and financial indicators such as profitability of other listed companies engaged in business segments similar to those the Target is engaged in. As a result, the equity value per share falls within the range of 272 yen to 328 yen.

③ Under the average market price method, the Target's equity value per share is calculated based on the average closing prices for the Target's share on the First Section of the Tokyo Stock Exchange over the last 1 and the last 3 months, as well as the closing price on the November 14, 2007 base date. As a result, the equity value per share falls within the range of 335 yen to 343 yen.

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
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(b) The Company performed a comparative study of the share valuations obtained by the DCF method, the comparison of similar companies method and the average market price method mentioned above. As a result of this study and considering that the Company is thoroughly familiar with the Target's operations as it is a directly-owned subsidiary of the Company, that the Company conducted management interviews where the profitability of the Target was discussed and analyzed, and that the market price of the Target's share has recently been undervalued, the Company decided that the share valuation obtained by the DCF method, which considers the Target's earnings capacity in the future, should be taken into consideration.

Further, given that the purpose of this Tender Offer is to acquire any and all of the Target's issued shares, the Company deemed appropriate to add a certain amount of premium to the Target's market share price, referring to premiums paid in similar transactions. In addition, the Company considered the expected synergy effects from making the Target a wholly owned subsidiary, whether or not the Target's Board of Directors would agree to the Tender Offer, the results of discussions and negotiations with the Target, and the likelihood of a successful completion of the Tender Offer. Finally, at the meeting of the Board of Directors of the Company held on November 16, 2007, the Company decided that the fair Tender Offer Price shall be 440 yen.

The Tender Offer Price under this Tender Offer represents a premium of approximately 28.26% (rounded to two decimal points) on the 343 yen simple average (rounded to the whole number) of closing prices of the Target' s share on the First Section of the Tokyo Stock Exchange for the last month, ending November 15, 2007, a premium of approximately 28.70% (rounded to two decimal points) on the 342 yen simple average (rounded to the whole number) of closing prices of the Target's share on the First Section of the Tokyo Stock Exchange for the last 3 months, ending November 15, 2007, and a premium of approximately 25.71% (rounded to two decimal points) on the 350 yen closing price of the Target's share on the First Section of the Tokyo Stock Exchange on November 15, 2007.

(ii) Background of Calculation

(a) Name of the third party that provided the Company with an opinion regarding valuation

When determining such Tender Offer Price, the Company obtained on November 15, 2007 the Valuation Report compiled by the Company's financial advisor, KPMG FAS, a third party appraiser independent from the Company, and referred to its opinion therein.

(b) Summary of the opinion

As mentioned in the "Basis of Calculation", KPMG FAS utilized the DCF method, the comparison of similar companies method, and the average market price method.

① Under the DCF method, the equity value or the enterprise value of the Target is calculated by discounting the Target's free cash flow at a given discount rate on the basis of various factors such as the Target's earnings forecasts and its investment plans. As

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a result, the equity value per share falls within the range of 392 yen to 447 yen.

② Under the comparison of similar companies method, the Target's equity value per share is calculated by comparing the market share price and financial indicators such as profitability of other listed companies engaged in business segments similar to those the Target is engaged in. As a result, the equity value per share falls within the range of 272 yen to 328 yen.

③ Under the average market price method, the Target's equity value per share is calculated based on the average closing prices for the Target's share on the First Section of the Tokyo Stock Exchange over the last 1 and the last 3 months, as well as the closing price on the November 14, 2007 base date. As a result, the equity value per share falls within the range of 335 yen to 343 yen.

(c) Background of determination of the Tender Offer Price based on such opinion

As the Target is a directly-owned subsidiary of the Company and has been in close relationship with it with respect to on-going business matters, both parties have been discussing the further expansion of their business alliance. Around August 2007, in order to increase the enterprise values of the Company and of the Target, the parties generally agreed to move in the direction of the Target becoming the Company's wholly-owned subsidiary through the Company's acquisition of all of the Target's issued shares.

Given that the Target was already a consolidated subsidiary of the Company, the Company conducted due diligence of the Target through management interviews with respect to the Target's financial, business and legal matters that were conducted by third parties. At the same time, the Company commissioned KPMG FAS to perform a valuation of the shares of the Target. At the request of the Company, KPMG FAS examined the available valuation methods and worked on a valuation of the Target's share based on financial information and financial projections of the Target provided by the Target itself, information regarding the business operations of the Target provided by the Company, market prices and market transaction trends regarding the shares of the Target and any other publicly available information. KPMG FAS presented the Valuation Report to the Company on November 15, 2007.

The Company performed a comparative study of the share valuations obtained by the DCF method, the comparison of similar companies method and the average market price method mentioned above. As a result of this study and considering that the Company is thoroughly familiar with the Target's operations as it is a directly-owned subsidiary of the Company, that the Company conducted management interviews where the profitability of the Target was discussed and analyzed, and that the market price of the Target's share has recently been undervalued, the Company decided that the share valuation obtained by the DCF method, which considers the Target's earnings capacity in the future, should be taken into consideration.

Further, given that the purpose of this Tender Offer is to acquire any and all of the Target's issued shares, the Company deemed appropriate to add a certain amount of premium to the Target's market share price, referring to premiums paid in similar transactions. In addition, the Company considered the expected synergy effects from making the Target a wholly owned subsidiary, whether or not the Target's Board of Directors would agree to the Tender Offer, the results of discussions and negotiations with the Target, and the likelihood of a successful completion of the Tender Offer. Finally, at the meeting of the Board of Directors of the Company held on November 16, 2007, the Company decided that the fair Tender Offer Price shall be 440 yen.

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Because the Target is a subsidiary of the Company within the meaning of Article 2, Item 3 of the Corporation Act, to avoid any conflict of interests between the Company and the Target, the Company and the Target separately obtained, from a third party appraiser independent from both the Company and the Target, valuation reports regarding the Target's share, and referred to such report to determine the purchase price for the Target's shares or to decide whether or not to agree to the Tender Offer. Please note that the Company and the Target did not obtain a fairness opinion from any third party appraisers.
As mentioned above, the Target, separately from the Company, commissioned E&Y, a third party appraiser independent from both the Company and the Target, to provide a valuation of its own share price and received the Valuation Report from E&Y on November 15, 2007.
After obtaining legal advice from the legal counsel of the Target, considering the results of the discussions and negotiations with the Company and using the valuation report compiled by E&Y as reference material, the meeting of the Board of Directors of the Target held on November 16, 2007 carefully examined the terms and conditions of the Tender Offer and determined that such terms and conditions are fair and reasonable and, with the unanimous vote of the directors participating in the resolution, agreed to the Tender Offer and resolved that the Target recommend that its shareholders tender their shares in the Tender Offer.
In order to avoid any conflict of interests between the Company and the Target, the following Directors of the Target did not participate in the discussions and resolution on the aforementioned item at the board meeting and did not participate, from the Target's side, in the discussions and negotiations between the Company and the Target: Keisuke Hoshino, Hideki Nakagawa, Kunihiko Higashi and Eiji Wakai, each concurrently serving as an employee of the Company, and Masatoshi Tanda and Kiyoshi Nisikawa, both seconded from the Company to the Target.

In addition, by setting a relatively long 33 business-day tender offer period in the Tender Offer, the Company has opened the possibility for other offerors to make tender offers for shares in the Target. There is no agreement between the Company and the Target which would preclude the emergence or execution of tender offers for shares in the Target by other offerors.

(iii) Relationship with the Calculation Agent (*santei-kikan*)

KPMG FAS, the calculation agent, is independent from, and not a related party of, the Company.

5) Number of Share Certificates, Etc. Scheduled to be Purchased

Type of Share Certificates, Etc.	(a) Number of Shares to be Purchased	(b) Minimum Number of Shares to be Purchased	(c) Excess of Number of Shares to be Purchased
Share Certificates	14,553,535 shares	- shares	- shares
Stock Acquisition Right Certificates	-	-	-
Corporate Bond Certificates with	-	-	-

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Stock Acquisition Rights			
Beneficiary Certificates of Trust of Share Certificates, Etc. ( )	-	-	-
Depositary Receipts for Share Certificates, Etc. ( )	-	-	-
Total	14,553,535 shares	- shares	- shares

(Note 1) The Tender Offeror has not set any of the conditions set forth in respective items of Article 27-13, Paragraph 4 of the Financial Instruments and Exchange Law (hereinafter the "Law") and shall purchase all of the shares tendered.

(Note 2) The maximum number of shares that can be purchased in this Tender Offer (hereinafter the "Number to be Purchased") is 14,553,535. This represents the total number of shares issued and outstanding as of March 31, 2007 (29,737,500 shares), as indicated in the Target's Annual Securities Report for the 88th Term (filed on June 28, 2007), minus the number of treasury shares held by the Target as of March 31, 2007, as indicated in the said Report (18,965 shares) and the number of shares of the Target held by the Tender Offeror as of this day (15,165,000 shares).

(Note 3) Shares constituting less than one unit are also subject of the Tender Offer, provided that share certificates must be submitted when tendered (there will be no need to submit share certificates held in the custody of the Japan Securities Depository Center, Inc. (hereinafter "JASDEC") through the Tender Offer Agent). If a claim for the repurchase of shares constituting less than one unit is exercised by any shareholder in accordance with the Corporation Act, the Target may repurchase shares of treasury stock during the Tender Offer Period. In such case, the Target will repurchase at the market price.

(Note 4) The Tender Offeror does not intend to acquire the treasury shares held by the Target.

6) Changes in the Shareholding Ratio due to the Tender Offer

Number of voting rights in relation to share certificates, etc. held by the Tender Offeror before the Tender Offer	30,330	(Shareholding ratio before the Tender Offer: 51.03%)
Number of voting rights in relation to share certificates, etc. held by the Specially Related Parties before the Tender Offer	91	(Shareholding ratio before the Tender Offer: 0.15%)
Number of voting rights in relation to share certificates, etc. scheduled to be purchased	29,107	(Shareholding ratio after the Tender Offer: 100%)
Number of voting rights held by all shareholders, etc. of the Target	59,355	–

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(Note 1) "Number of voting rights in relation to the share certificates, etc. scheduled to be purchased" indicates the number of voting rights in relation to the Number to be Purchased (14,553,535 shares).

(Note 2) The figure stated in "Number of voting rights held by all shareholders, etc. of the Target" corresponds to the number of voting rights held by all shareholders as of March 31, 2007, as indicated in the Target's Annual Securities Report for the 88th Term (filed on June 28, 2007). However, taking into consideration that the shares constituting less than one unit are also subject of the Tender Offer, the figure of 59,437 (which is the number of voting rights in relation to the number of shares obtained by deducting the number of treasury shares held by the Target as of March 31, 2007, as indicated in the above mentioned Report (18,965 shares), from the total number of issued and outstanding shares as of March 31, 2007, as indicated in the above mentioned Report (29,737,500 shares)), has been used as the "Number of voting rights held by all shareholders, etc. of the Target" in calculating the "Shareholding ratio before the Tender Offer" and the " Shareholding ratio after the Tender Offer".

(Note 3) "Number of voting rights in relation to share certificates, etc. held by the Specially Related Parties before the Tender Offer" indicates the total number of voting rights in relation to the share certificates, etc. held by each Specially Related Party (excluding the Target).

(Note 4) The numbers corresponding to the "Shareholding ratio before the Tender Offer" and to the "Shareholding ratio after the Tender Offer" are rounded to two decimal points.

7) Purchase Price

JPY 6,403,555,400

(Note) The "Purchase Price" is calculated by multiplying the Tender Offer price per share (JPY 440) by the Number to be Purchased (14,553,535 shares).

8) Settlement Method

(i) Name and Address of the Head Office of the Financial Instruments Firm, Bank, Etc. Settling the Tender Offer

Mitsubishi UFJ Securities Co., Ltd. 2-4-1, Marunouchi, Chiyoda-ku, Tokyo

(ii) Settlement Commencement Date

January 21, 2008 (Monday)

(iii) Settlement Method

Without delay following the end of the Tender Offer Period, notification regarding the purchase under the Tender Offer will be mailed to the address of the tendering shareholders (in case of foreign shareholders, their standing proxy).

The purchase will be settled in cash. Without delay following the settlement commencement date, the Tender Offer Price for the purchased shares, etc. shall be remitted by the Tender Offer Agent at a location designated by the tendering shareholders, etc., or paid at the head office or at a branch of the Tender Offer Agent.

9) Other Conditions and Tender Offer Method

(a) Existence or Non-Existence and Contents of Conditions listed in the Respective Items of Article 27-13,

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Paragraph 4 of the Law

Not applicable. The Tender Offeror shall purchase all of the tendered shares, etc.

(b) Existence or Non-existence and Contents of Conditions for Withdrawal, Etc. of Tender Offer and Methods of Disclosing Withdrawal, Etc.

The Tender Offeror may withdraw the Tender Offer upon the occurrence of any of the incidents set out in *i* through *ri* and *wo* through *so* in Paragraph 1, item 1, Paragraph 1, item 2 or *i* through *chi* in Paragraph 1, item 3 or Paragraph 2, items 3 through 6 of Article 14 of the Financial Instruments Exchange Law Enforcement Order (hereinafter the "Order"). In case of withdrawal, etc., the Tender Offeror will provide an electronic public notice and will notify thereof by way of The Nihon Keizai Shimbun. However, in the event it is difficult to give a public notice by the last day of the Tender Offer Period, a public announcement shall be made by the Tender Offeror pursuant to the method prescribed in Article 20 of the Cabinet Office Ordinance Concerning the Disclosure of Tender Offers for Share Certificates, Etc. by Persons Other than Issuers (hereinafter the "Regulations"), immediately followed by a public notice.

(c) Existence and Details of Conditions of Reduction of Tender Offer Price and Methods of Disclosure of Reduction

If, during the Tender Offer Period, the Target takes any of the actions as set out in Article 13, Paragraph 1 of the Order pursuant to the provision of Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offeror may reduce the Tender Offer price in accordance with the standard set out in Article 19, Paragraph 1 of the Regulations. If the Tender Offeror intends to reduce the Tender Offer Price, it will give an electronic public notice and will notify thereof by way of The Nihon Keizai Shimbun; provided, however, that if it is difficult to give such notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement pursuant to the method prescribed in Article 20 of the Regulations, immediately followed by a public notice. In case of reduction of the Tender Offer price, the purchase will be made at the reduced purchase price even for shares, etc. tendered on or before the date of such public notice.

(d) Matters Concerning Tendering Shareholders' Right to Cancel Agreement

Tendering shareholders may cancel their agreement to the Tender Offer at any time during the Tender Offer Period by delivering by hand, or sending by mail, to the head office of the Tender Offer Agent or to any of its domestic branches, by 16:00 of the last day of the Tender Offer Period, a document indicating their intention to cancel their agreement to the Tender Offer (hereinafter the "Cancellation Notice") together with the receipt of the tender under the Tender Offer. To be valid, a Cancellation Notice sent by mail must reach the Tender Offer Agent no later than 16:00 of the last day of the Tender Offer Period.

The Tender Offeror shall not seek compensation for damages, or payment of penalties, from tendering shareholders, etc. in the event the agreement is cancelled by the tendering shareholder, etc. In addition, the costs that may be incurred in returning share certificates, etc. that have been stored, shall be borne by the Tender Offeror.

(e) Methods of Disclosure for Changes made to Tender Offer Conditions, Etc.

In the event of any change in the Tender Offer conditions, etc., an electronic public notice concerning the contents, etc. of said change shall be provided, and notice thereof shall be published in the Nihon Keizai Shimbun. However, in the event it is difficult to give a public notice by the last day of the Tender Offer Period, a public announcement shall be made pursuant to the

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method prescribed in Article 20 of the Regulations, and a public notice shall be given immediately thereafter. In the event changes are made, the purchase will be made under the amended conditions even for shares, etc. tendered on or before the date of such public notice.

(f) Methods of Disclosure When Amendment to Registration Statement (*teisei-todokede-sho*) is Submitted

Upon filing any Amendment to this Registration Statement with the Director-General of the Kanto Local Finance Bureau, the Tender Offeror shall immediately make a public announcement regarding such amendment to the extent it is related to the contents set forth in the public notice of the commencement of the Tender Offer pursuant to the method prescribed in Article 20 of the Regulations. In addition, the Tender Offer Explanatory Statement (*kokai-kaitsuke-setsumei-sho*) shall be immediately corrected, and a corrected Tender Offer Explanatory Statement shall be delivered to the tendering shareholders, etc. to whom the Tender Offer Explanatory Statement has already been delivered; provided, however, that in the event of a minor correction, a document setting forth the reasons for the correction, the corrected matters and the corrected contents, shall be prepared and delivered to the tendering shareholders, etc.

(g) Methods of Disclosure of Results of Tender Offer

The results of the Tender Offer will be publicly announced on the day following the last day of the Tender Offer Period, pursuant to the method prescribed in Article 9-4 of the Order and Article 30-2 of the Regulations.

10) Date of Public Notice of Commencement of the Tender Offer

November 19, 2007 (Monday)

11) Tender Offer Agent

Mitsubishi UFJ Securities Co., Ltd.

3. Policy and Prospects after the Tender Offer

1) Prospects after the Tender Offer

The Company has not set any maximum or minimum number of shares to be purchased in this Tender Offer and will purchase all of the shares tendered. The Company intends to make the Target its wholly-owned subsidiary. Therefore, if the Company fails to acquire all of the issued shares in the Target by this Tender Offer, it expects to implement a share exchange (kabushiki-koukan) whereby the Target will become a wholly-owned subsidiary of the Company, subject to consultation with the Target and approval of the Target's shareholders at a general meeting (including a short-form share exchange (ryakushiki-kabushiki-koukan) which does not require the resolution of a general meeting of shareholders of the Target).

It is expected that, under the Share Exchange, cash will be delivered to shareholders in consideration for their shares in the Target. It is, however, possible that consideration other than cash will be provided depending, among other factors, upon the Company's shareholding ratio, the status of holdings of shares of the Target by holders other than the Company after the Tender Offer, or the competent authorities' interpretation of related laws and regulations. Although the amount of the money

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to be delivered in exchange for one share of the Target's stock has not been decided, such amount will be calculated on the basis of the purchase price of the Tender Offer and is expected to be the same as, or to be an amount similar to, the purchase price of the Tender Offer. However, due to the interval between the calculations, depending on various factors such as the Target's business, operational results, financial standing, assets or management, or the prospects thereof, changes in the circumstances surrounding the Target's business, fluctuations in the results of the operations of the Company and of the Target, influences of the stock markets or court judgments, such amount could be larger or smaller than, or equal to the purchase price of the Tender Offer, contrary to the above-mentioned plan. Upon consultation with the Target and as soon as such things are decided, the Company will promptly publish details of the terms and procedures of the Share Exchange.

Shareholders opposing the Share Exchange may have the right to request the Target to repurchase their shares pursuant to Article 785 of the Corporation Act and other related laws and regulations. However, the price of a share for which a claim for repurchase has been made will ultimately be determined by the courts, as a consequence of which such price may differ from the purchase price of the Tender Offer or the value of the asset to be delivered to the shareholder upon the Share Exchange. Under their own responsibility, shareholders exercising their claim for the repurchase of shares will be required to ascertain the appropriate procedures, as well as all other details thereof.

The Share Exchange is expected to be implemented around May 2008. However, the Company may decide not to implement, or change the timing of, the Share Exchange depending, among other factors, on the Company's shareholding ratio or status of holding of shares of the Target by holders other than the Company, each after the Tender Offer, the interpretation or application of laws and regulations related thereto by the relevant authorities, changes in the circumstances surrounding the Target's business, fluctuations in the operating results of the Company and of the Target, or influences of stock markets. Upon consultation with the Target and as soon as it is decided, the Company will promptly publish a specific time schedule and/or other details pertaining to the Share Exchange.

The Tender Offer does not constitute a recommendation to the Target's shareholders as to how they should vote at the general meeting of shareholders expected to be convened in the above-mentioned procedures.

2) The Impact of the Tender Offer on the operating performance of the Company

The impact of the Tender Offer on the operating performance of the Company is minor, both on a consolidated basis and on non-consolidated basis.

4 Other Matters

1) With or Without Agreement between the Tender Offeror and the Target or its Officers and the Substance thereof

The meeting of the Board of Directors of the Target held on November 16, 2007 carefully examined the terms and conditions of the Tender Offer and agreed, with the unanimous vote of the directors participating in the resolution, to the Tender Offer

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and resolved that the Target recommends that Target's shareholders tender their shares to the Tender Offer. Please note that there is no material agreement between the Company and any shareholder of the Target concerning the Tender Offer.

2) Other Information Necessary for Investors to Decide Whether They Intend to Subscribe in the Tender Offer

At the meeting of the Board of Directors held on November 16, 2007, the Target resolved to omit payment of the year-end dividend for the year ending March 2008 and to revise the forecast of dividend per share. For details, please refer to the Target's press release of the same date.

(Note 1) In this document, when a figure in a table herein is rounded or omitted, the total of figures including such figure described therein may not necessarily be equal to the actual sum of the figures.

(Note 2) In this document, unless otherwise provided, any indication of a date or time shall refer to a date or time in Japan, and a "business day" shall mean a day other than those provided for in each item of Article 1, Paragraph 1 of the Law Concerning Government Office Holidays (Law No. 91 of 1988, as amended).

(Note 3) The Tender Offer concerns the common stock of the Target, a company incorporated in Japan. The Tender Offer is to be conducted in accordance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law. These procedures and information disclosure standards may differ from the procedures and information disclosure standards in the United States. In particular, Article 13 (e) and Article 14 (d) of the U.S. Securities Exchange Act of 1934, and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures and standards. As the Tender Offeror is a company incorporated outside the U.S. and most officers of the Tender Offeror are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiaries or affiliates subject to the jurisdiction of a U.S. court.

(Note 4) Unless otherwise specified, all procedures relating to the Tender Offer for which this document is being submitted are to be conducted entirely in Japanese. If any portion of the documentation relating to the Tender Offer is prepared in English and there is any inconsistency between the English documentation and the Japanese documentation, the Japanese documentation will prevail.

(Note 5) This document includes the "forward-looking statements" as defined in Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Actual results might be substantially different from the forecasts given explicitly or implicitly as the "forward-looking statements," due to any known or unknown risks, uncertainties or any other factors. The Tender Offeror does not assure that such explicit or implicit forecasts given as "forward-looking statements" will be realized. The "forward-looking statements" contained in this document have been prepared based on the information possessed by the Tender Offeror as of the date hereof, and, unless otherwise obliged under applicable laws and regulations or rules of any financial instruments exchange, the Tender Offeror does not assume any obligation to update or revise this document to reflect any future events or circumstances.

(Note 6) Rule 14e-5 under the U.S. Securities Exchange Act of 1934 prohibits a "covered person", including the Target, from purchasing any share certificates, etc. outside of the offer while the offer remains open, subject to certain exceptions. The U.S. Securities and Exchange Commission has granted a limited exception on behalf of any Japanese target that is a "covered person" that is required to make purchases of its share certificates, etc. from holders of share certificates, etc. constituting less than one "unit" during the relevant period pursuant to the Corporation Act of Japan). The Tender Offeror understands that the Target intends to comply with its obligation to make such purchases. According to the Target's Annual Securities Report for the 88th Term (submitted on June 28, 2007), as of March 31, 2007, the number of shares constituting less than one "unit" was 41,500.

End

※ Please be advised that any person who has obtained the information concerning the Tender Offer through this Press Release may be restricted from purchasing or otherwise trading the shares, etc. of Kinsho Corporation, as a

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first recipient of information under the regulations on insider trading, until 12 hours have passed since the publication of this Press Release (i.e., since this press release is published on the Tokyo Stock Exchange's Timely Disclosure Information Access Service in the afternoon of November 16, 2007), pursuant to Article 167, Paragraph 3 of the Law and Article 30 of the Order. Also, please note that the Company shall not be held responsible for any criminal, civil or administrative charges brought against any person for his/her purchase or other trade.

※ This Press Release is for the announcement of the Tender Offer to the public and is not prepared for the purpose of sales solicitation. If you would like to offer for sale your shares in the Tender Offer, please ensure that you review the Tender Offer Explanatory Statement (kokai kaitsuke setsumeisho) prepared by us in advance and offer your shares for sale at your own discretion as a shareholder. This Press Release does not fall under the categories of an offer to purchase securities or solicitation of the sale of securities, or solicitation of an offer for purchase of securities, nor does it constitute a part of such solicitation. This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof. There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or to sell share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.

END